SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 +1 312 853 7000 +1 312 853 7036 FAX AMERICA • ASIA PACIFIC • EUROPE

VIA EDGAR SUBMISSION

January 30, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Fetterolf and Donald Field

Re:	Wildfire New PubCo, Inc.

Draft Registration Statement on Form S-1

Submitted December 30, 2022

CIK No. 0001941536

Ladies and Gentlemen:

On behalf of Bridger Aerospace Group Holdings, Inc. (f/k/a Wildfire New PubCo, Inc.) (the “Company”), this letter sets forth the responses of the Company to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 20, 2023 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 confidentially submitted on December 30, 2022 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, publicly filed with the Securities and Exchange Commission its initial public filing of the Registration Statement (the “Initial Filing”), which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Initial Filing of the requested disclosure or revised disclosure. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter. Please note that all references to page numbers in our responses refer to the page numbers of the prospectus included in the Initial Filing to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Initial Filing.

U.S. Securities and Exchange Commission

January 30, 2023

Draft Registration Statement on Form S-1

Cover Page

1.

For each of the securities being registered for resale, please disclose the price that such selling securityholders paid for each of their securities or, to the extent applicable, the price that such selling securityholders paid for any securities overlying any securities being registered for resale. Please make conforming changes in the prospectus summary.

The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages 11 and 50-51 of the Initial Filing in response to the Staff’s comment.

2.

We note your disclosure that the each of the warrants “has an exercise price of $11.50 per share of Common Stock,” and that you “believe the likelihood that Warrant Holders will exercise the Warrants . . . depends on the trading price of our Common Stock.” Please revise to also disclose the market price of the underlying securities compared to the exercise price of the warrants, as you do on page 51, and if the warrants are out the money, please revise to disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, and Management’s Discussion and Analysis of Financial Condition and Results of Operations section. As applicable, please also revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to describe the impact on your liquidity and the ability of your company to fund your operations on a prospective basis with your current cash on hand. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages 2, 13,33-34,46,55 and 83-84 of the Initial Filing in response to the Staff’s comment.

Summary, Page 7

3.

Please revise to highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

U.S. Securities and Exchange Commission

January 30, 2023

The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages 11 and 51-52 of the Initial Filing in response to the Staff’s comment.

Risk Factors

“Future sales, or the perception of future sales, of shares of our Common Stock, by us or our stockholders in the public market . . . “, page 46

4.

We note your disclosure that “[t]he sale of all or a substantial portion of the Common Stock and Private Placement Warrants being offered for resale in this prospectus or the perception that these sales could occur, could result in a significant decline in the public trading price of our Common Stock and Warrants.” To illustrate this risk, please also disclose the initial purchase price of the securities being registered for resale. To the extent that your current trading price is at or below Jack Creek Investment Corp.’s initial public offering price, please also disclose that certain selling securityholders may have an incentive to sell because they will still profit on sales of shares purchased at lower prices as compared to the prices paid by public investors.

The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages 49-51 of the Initial Filing in response to the Staff’s comment.

U.S. Securities and Exchange Commission

January 30, 2023

We thank the Staff for its review of the foregoing and the Registration Statement. If you have any questions regarding the foregoing or the Registration Statement, please feel free to contact the undersigned at (312) 853-2071.

Sincerely,

/s/ Michael P. Heinz
Michael P. Heinz
Sidley Austin LLP

cc: Timothy Sheehy, Chief Executive Officer, Bridger Aerospace Group Holdings, Inc.